UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 12, 2012
Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

Granot mobile post Hefer
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

D. Medical Industries Ltd. (the "Company") hereby announces that its current Chief Operating Officer , Mr. Hezkiah Tsoory, has notified the Company on October 29th, 2012, that he has decided to terminate his employment with the Company, effective as of December 28th, 2012. Mr. Tsoory stated in his resignation letter that the circumstances around his resignation are of no concern to the public. The Company thanks Mr. Tsoory for his contribution to the Company, and wishes him luck in his future endeavors.

In addition, the Company hereby announces that the Company's board of directors has resolved, on its meeting held on October 29 th, 2012, to appoint Mr. Shimon Cohen, a stakeholder of the Company, as a director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ David Schwartz and David Dana —————————————— David Schwartz, Chairman and David Dana, Chief Financial Officer